FULLER, TUBB, POMEROY & STOKES
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
201 ROBERT S. KERR AVENUE, SUITE 1000
OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)	TELEPHONE 405-235-2575
JERRY TUBB	FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
______

OF COUNSEL:
MICHAEL A. BICKFORD	THOMAS J. KENAN E-MAIL:
THOMAS J. KENAN	kenan@ftpslaw.com
ROLAND TAGUE
DAN M. PETERS

May 2, 2005

Cicely D. Luckey, Senior Staff Accountant

Division of Corporation Finance

Mail Stop 09-09

U.S. Securities and Exchange Commission

Washington, DC   20549

ATTENTION YOLANDA CRITTENDO, STAFF ACCOUNTANT

Re:          Concierge Technologies, Inc.

                File No. 000-29913

                Form 10-KSB for the year ended June 30, 2004

                Form 10-QSB for the period ended September 30, 2004

Dear Ms. Luckey:

With further regard to your letter of February 16, 2005 containing four comments with respect to the referenced filings, please be advised as follows:

Form 10-KSB

Financial Statements and Notes

Note 10 - Subscriptions for Common Stock Subject to Contingency, page 23

1.             We have supplementally furnished the staff a copy of the company’s attorney’s opinion letter, the effect of which is that subsequent to December 31, 2004 all contingencies have been removed by the passage of time and the application of applicable statutes of limitations.

Note 16 - Acquisition, page 26

2.             The Company acquired a technology in the development stage. The technology had no commercial value at the time of acquisition since it was in process of development. The technology had no market value at the time of the acquisition. Therefore consideration paid was allocated towards goodwill, cash and net property and equipment.

Cicely D. Luckey

May 2, 2005

3.             The Company acquired a technology in the development stage. Therefore consideration paid was allocated towards goodwill, cash and net property and equipment. The Company recorded goodwill on acquisition. The impairment is for the goodwill recognized at the time of acquisition and not for the technology acquired in the development stage. (See response to Note 13 below for the Form 10-QSB for 12-31-04.)

4.             On April 6, 2004, the Company entered into a Stock Purchase agreement with Planet Halo. Upon acquisition of Planet Halo, the Company recorded a goodwill amounting $496,843.

On December 31, 2004, the Company evaluated the goodwill for impairment, as the circumstances indicated that the carrying value may not be recoverable from the estimated future cash flows of Planet Halo. The Company measured the goodwill by comparing its net book value to the related undiscounted cash flows from the reporting unit, i.e., Planet Halo, considering a number of factors including past operating results of Planet Halo, budgets, economic projections, market trends and product development cycles. Based upon these facts, the Company determined the goodwill is impaired and recorded the impairment of $496,843 in the financial statements.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. Further, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should additional information be needed.

Sincerely,

/s/ Thomas J. Kenan

Thomas J. Kenan

cc:           David Neibert, CEO of Concierge Technologies, Inc.

                Hamid Kabani, C.P.A.